                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF NOVEMBER 2013

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia: Board of Directors examines and approves the Interim Report on Operations as of 30 September 2013

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PROFIT Q3 2013: 505 MILLION EUROS (-191 MILLION EUROS COMPARED WITH Q3 2012). CONSOLIDATED NET PROFIT FOR THE NINE MONTHS: -902 MILLION EUROS (1,938 MILLION EUROS IN THE FIRST NINE MONTHS OF 2012); EXCLUDING THE GOODWILL WRITE-DOWN, WHICH AFFECTED THE FIRST NINE MONTHS OF 2013, THE NET RESULT IS POSITIVE BY 1.3 BILLION EUROS

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REVENUES Q3 2013: 6,629 MILLION EUROS (-1.1% IN ORGANIC TERMS COMPARED WITH Q3 2012). REVENUES FOR THE FIRST NINE MONTHS: 20,389 MILLION EUROS (-2.1% IN ORGANIC TERMS COMPARED WITH THE FIRST NINE MONTHS OF 2012)

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EBITDA Q3 2013: 2,697 MILLION EUROS (-7.1% IN ORGANIC TERMS COMPARED WITH Q3 2012). EBITDA FOR THE FIRST NINE MONTHS: 7,933 MILLION EUROS (-6.9% IN ORGANIC TERMS COMPARED WITH THE FIRST NINE MONTHS OF 2012)

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EBIT Q3 2013: 1,481 MILLION EUROS (-12.5% IN ORGANIC TERMS COMPARED WITH Q3 2012). EBIT FOR THE FIRST NINE MONTHS: 1,834 MILLION EUROS (-12.8% IN ORGANIC TERMS COMPARED WITH THE FIRST NINE MONTHS OF 2012); NET OF GOODWILL WRITE-DOWN OF APPROXIMATELY 2.2 BILLION EUROS, THE RESULT STANDS AT 4,021 MILLION  EUROS

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ADJUSTED NET FINANCIAL DEBT AS OF 30 SEPTEMBER 2013: 28,229 MILLION EUROS; IN Q3 2013 ALONE, THE REDUCTION WAS 584 MILLION EUROS, DOWN BY 1.26 BILLION EUROS COMPARED WITH 30 SEPTEMBER 2012

►

OPERATING FREE CASH FLOW FOR THE NINE MONTHS: 2,777 MILLION EUROS, HAS ALLOWED THE PAYMENT OF DIVIDENDS AND TAXES AMOUNTING TO 1.1 BILLION EUROS IN TOTAL IN THE FIRST NINE MONTHS OF 2013 TO BE OFFSET

►

THE LIQUIDITY MARGIN AS OF 30 SEPTEMBER 2013 IS 13,453 MILLION EUROS AND ALLOWS THE GROUP'S FINANCIAL LIABILITIES TO BE COVERED FOR THE NEXT 24 MONTHS

***

The results of the first nine months of 2013 will be illustrated to the financial community during a call conference scheduled for today 7 November 2013 at 20 pm (Italian time). Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

The presentation slides, with an opportunity to follow the event in audio streaming, will be available at www.telecomitalia.com/9M2013/ita. Those unable to connect live may follow the presentation until Friday 14 November 2013 by calling: +39 06 334843 (access code 576493#).

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

***

A number of alternative performance indicators are used in this press release which are not provided for in the IFRS accounting standards (EBITDA; EBIT; Organic Change in Revenue, EBITDA and EBIT; Net Financial Book Debt and Adjusted Net Financial Debt). The meaning and content of these are explained in the appendix.

The Interim Report on Operations of the Telecom Italia Group as of 30 September 2013 has been drawn up in accordance with article 154–ter (Financial Reports) of Legislative Decree No. 58/1998 (Consolidated Finance Law [Testo Unico della Finanza]- TUF), as subsequently amended and supplemented. This document also includes the Abbreviated Consolidated Financial Statements as of 30 September 2013, prepared in accordance with the international accounting standards issued by the International Accounting Standards Board and endorsed by the European Union (defined as "IFRS"), and with reference to CONSOB Communication No. DEM/8041082 of 30 April 2008 (Quarterly reporting by listed issuers with Italy as their Member State of origin).

The accounting policies and consolidation principles adopted in preparing the Abbreviated Consolidated Financial Statements as of 30 September 2013 are consistent with those adopted in the Telecom Italia Group Consolidated Financial Statements as of 31 December 2012, to which reference can be made, except for:

•

use of the new Standards/Interpretations adopted by the Group as of 1 January 2013, which had no impact on the Abbreviated Consolidated Financial Statements as of 30 September 2013, except for the effects of the prospective adoption of IFRS 13 (Fair value measurement), as stated in the appendix;

•

valuation of the goodwill, for which it was not deemed necessary to update the impairment test as of 30 June 2013; it will be performed again when drawing up the annual financial statements as of 31 December 2013, on the basis of expected cash flows from the new Industrial Plan and the information derived from the market.

The Abbreviated Financial Statements as of 30 September 2013 is voluntarily submitted to a limited audit. This activity is currently taking place.

Note that the section "Business Outlook for the 2013 fiscal year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of the Group's operations and strategies. Readers of the present press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

Milan, 07 November 2013

The Telecom Italia Board of Directors, chaired by Aldo Minucci, today examined and approved the Group’s Interim Financial Statements at 30 September 2013.

MAIN VARIATIONS TO THE CONSOLIDATION AREA

The following changes to the consolidation area occurred during 2013:

•

La7 S.r.l. - Media: on 30 April 2013, after having received the authorisations provided for by the applicable regulations, Telecom Italia Media completed the sale of La7 S.r.l. to Cairo Communication. Consequently the company left the consolidation area.

•

MTV Group – Media: on 12 September 2013, after receiving the authorisations required by the applicable regulations, Telecom Italia Media completed the sale of MTV Italia S.r.l. and its fully-owned subsidiary MTV Pubblicità S.r.l. to Viacom. Consequently the companies left the consolidation area.

The following change occurred in 2012:

•

Matrix - Other assets: the company was sold on 31 October 2012, and it consequently left the consolidation area.

TELECOM ITALIA GROUP

Revenues in the first nine months of 2013 amount to 20,389 million euros, down by 7.6% compared to the first nine months of 2012 (22,061 million euros); the reduction is for the most part attributable to the Domestic (-1.344 million euros) and Brazil (-315 million euros) BUs, while growth is confirmed in the Argentina BU (+48 million euros). The Latin America BUs were particularly affected by exchange rate weaknesses, with average rates worsening by approximately 14% for the Brazilian Real and around 22% for the Argentinian Peso over a period of 12 months. The organic change in consolidated revenues fell by 2.1% (-446 million euros).

In detail, the organic variation in revenues is calculated by excluding:

►

the effect of foreign exchange rate fluctuations of -1,178 million euros, mainly regarding the Brazil Business Unit (-673 million euros) and the Argentina Business Unit (-499 million euros);

►

the effect of changes to the consolidation area (-57 million euros) referring to the sale of Matrix S.p.A. (Other Assets) on 31 October 2012, La7 S.r.l. (Media) on 30 April 2013 and MTV Italia S.r.l. and its fully-owned subsidiary MTV Pubblicità S.r.l. (Media) on 12 September 2013;

►

the effect of a fall in revenues, recorded in the first nine months of 2012, amounting to 9 million euros and due to the conclusion of commercial disputes with other operators.

Revenues, broken down by business unit, are as follows:

(million euros)	1.1 - 30.9.2013		1.1 - 30.9.2012		Change
		% of total		% of total	absolute	%	% organic

Domestic	12,069	59.2	13,413	60.8	(1,344)	(10.0)	(10.0)
Core Domestic	11,403	55.9	12,701	57.6	(1,298)	(10.2)	(10.3)
International Wholesale	935	4.6	1,050	4.8	(115)	(11.0)	(10.4)
Brazil	5,280	25.9	5,595	25.4	(315)	(5.6)	7.3
Argentina	2,852	14.0	2,804	12.7	48	1.7	23.7
Media, Olivetti and Other Assets	282	1.4	402	1.8	(120)
Adjustments and eliminations	(94)	(0.5)	(153)	(0.7)	59
Consolidated total	20,389	100.0	22,061	100.0	(1,672)	(7.6)	(2.1)

Consolidated revenues in the third quarter of 2013 amount to 6,629 million euros and show a decrease of 8.8% (-639 million euros) compared with the corresponding period of 2012; organic change is -1.1% . This result stems from the contraction suffered by the Domestic BU (-9.1% in organic terms compared with the same period of 2012), which is only partially offset by the positive performance of the Brazil and Argentina BUs, which achieved increases in organic terms of 7.6% and 26% respectively.

ConsolidatedEBITDA for the first nine months of 2013 amounted to 7,933 million euros down by 927 million euros (-10.5%) compared to the same period of the previous year, with an EBITDA margin of 38.9% (40.2% in the first nine months of 2012). In organic terms, EBITDA fell by 596 million euros (-6.9%) and the margin was 2 percentage points lower, down to 39.5% (41.5% in the first nine months of 2012), owing to the greater weight of South American revenues, where margins are lower than for the Domestic BU.

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(million euros)	1.1 - 30.9.2013		1.1 - 30.9.2012		Change
		% of total		% of total	absolute	%	% organic

Domestic	5,861	73.9	6,696	75.6	(835)	(12.5)	(10.9)
% of Revenues	48.6		49.9			(1.3) pp	(0.4) pp
Brazil	1,326	16.7	1,460	16.5	(134)	(9.2)	2.0
% of Revenues	25.1		26.1			(1.0) pp	(1.3) pp
Argentina	796	10.0	825	9.3	(29)	(3.5)	17.5
% of Revenues	27.9		29.4			(1.5) pp	(1.5) pp
Media, Olivetti and Other Assets	(43)	(0.5)	(118)	(1.4)	75
Adjustments and deletions	(7)	(0.1)	(3)	−	(4)
Consolidated total	7,933	100.0	8,860	100.0	(927)	(10.5)	(6.9)
% of Revenues	38.9		40.2			(1.3) pp	(2.0) pp

Consolidated EBITDA for Q3 2013 amounted to 2,697 million euros , down by 304 million euros (-10.1%) compared with the corresponding quarter of 2012. In organic terms, the reduction corresponds to 7.1%, essentially attributable to the Domestic Business Unit. The reported EBITDA margin was 40.7%, down by 0.6 percentage points compared to the same period of 2012 (41.3%). In organic terms too, the margin was 40.7%, down by 2.6 percentage points on the same period of 2012 (43.3%).

Consolidated EBIT for the first nine months of 2013 was1,834 million euros (4,890 million euros in the first nine months of 2012) and stems from the Goodwill write-down of 2,187 million euros attributed to the domestic business in H1 2013. Net of this write-down, EBIT stood at 4,021 million euros. Organic EBIT amounted to 4,238 million euros, down by 623 million euros (-12.8%) compared with the first nine months of 2012, with a margin of 20.8% (23.3% in the first nine months of 2012).

Consolidated EBIT for Q3 2013 amounted to 1,481 million euros , down by 210 million euros compared with the corresponding period of the previous year (-12.4%). In organic terms, the reduction is 12.5%. The reported EBIT margin was 22.3%, down by 1 percentage point on the same period of the previous year. The organic EBIT margin of 22.3% was down by 2.9 percentage points on Q3 2012.

Net profit  for the period attributable to Parent Company Shareholders  was negative by 902 million euros  (+1,938 million euros in the first nine months of 2012), and reflects the aforementioned write-down of around 2.2 billion euros in the goodwill allocated to the domestic business made in the first six months of 2013; net of this write-down, the result was positive by 1.3 billion euros.

Profit  for Q3 2013 attributable to Parent Company Shareholders amounted to 505 million euros , down by 191 million euros (-27.4%) compared with the same period of 2012.

Capital expenditure amounted to 3,453 million euros, up by 73 million euros (+2.2%) compared with the first nine months of 2012, and was distributed as follows:

(million euros)	1.1 - 30.9.2013		1.1 - 30.9.2012		Changes
		% of total		% of total

Domestic	2,022	58.6	1,982	58.6	40
Brazil	992	28.7	966	28.6	26
Argentina	417	12.1	383	11.3	34
Media, Olivetti and Other Assets	22	0.6	49	1.5	(27)
Adjustments and deletions	−	−	−	−	−
Consolidated total	3,453	100.0	3,380	100.0	73
% of Revenues	16.9		15.3		1.6 pp

Specifically:

•

Capital expenditure by the Domestic Business Unit remained largely in line with the same period of the previous year: the increase for the advancement of plans to build out new generation networks (LTE and fibre network) was offset by the reduced requirement for delivery of new plants, due to the commercial slowdown in Fixed-line access;

•

the Brazil Business Unit recorded an increase of 26 million euros compared with the same period of 2012 (including a negative exchange effect of 116 million euros); the increase was primarily attributable to the performance of new network investments;

•

the Argentina Business Unit  recorded an increase in capital expenditure of 34 million euros compared with the first nine months of 2012, inclusive of a negative exchange difference of 68 million euros. Besides the costs of client acquisition, expenditure was aimed at enlarging and upgrading fixed-line broadband services and backhauling to support mobile access development. Moreover, Telecom Personal invested primarily in increased capacity and enlargement of the 3G network to support Mobile Internet growth.

Cash flow from operations  stood at 2,777 million euros, down by 1,364 million euros compared with the first nine months of 2012. This result helped offset the requirements resulting from the payment of dividends and taxes in the first nine months of 2013, which amounted to 1.1 billion euros in total.

Adjusted net financial debt  as of 30 September 2013 was 28,229 million euros, down by 1.26 billion euros on the figure for 30 September 2012, including 584 million euros in the third quarter alone, and was substantially in line with the figure as of 31 December 2012 (-45 million euros).

Net financial book debt  was 29,187 million euros, down by 599 million euros compared with 30 June 2013 (29,786 million euros).

Group headcount was 82,181 , including 53,397 in Italy (83,184 as of 31 December 2012, including 54,419 in Italy).

***

DOMESTIC

Domestic revenues, amounting to 12,069 million euros (13,413 million euros in the first nine month of 2012) fell by 10% in reported and organic terms.

With a negative economic scenario - which has worsened despite expectations of a recovery during the financial year - and in a market which, particularly during the first few months of the year, was characterised by fierce competition and accelerated downward pressure on prices (especially in Mobile and traditional services), the fall in revenues was also significantly influenced by discontinuity of a regulatory nature.

Revenues were particularly affected by the entry into force of the new mobile termination rates (MTR), which provide for a further reduction in tariffs of 35% compared with H1 2013 and 61% compared with the same period of 2012. Furthermore, recent AGCom decisions regarding copper network access prices have had a further negative impact of 85 million euros compared with the first nine months of 2012. In its financial statements for the first nine months of 2013, with retroactive effect from 1 January 2013, Telecom Italia applied the values contained in the two draft price measures for 2013 (published in July 2013), relating to wholesale copper network access prices (local loop Unbundling, naked bitstream, shared bitstream services). Excluding the aforesaid impacts of the reduction in the new mobile termination rates and the change in wholesale network access prices, the performance would be -7.1% compared with the first nine months of 2012, with a virtually stable trend in Q3 (-7.2% compared with -7.3 % in H1 2013).

Highlights:

►

Core Domestic Revenues

Core Domestic revenues amount to 11,403 million euros and fell by 10.2% (12,701 million euros in the first nine months of 2012). The fall in organic terms is 10.3%.

The performance of the individual market segments as compared with the same period of 2012 is as follows:

•

Consumer: revenues in the Consumer segment in the first nine months of 2013 amounted to 5,960 million euros in total, down by 625 million euros compared with the same period of 2012 (-9.5%). In Q3 there was however a slowdown in the rate of decline compared to previous periods (-8.9% in Q1 2013,        -10.1% in Q2 2013), mainly because of the reduced impact of the reduction in revenues from mobile termination rates (MTR) and - more marginally – the improvement in commercial and competitive performance, also in the Mobile segment. The latter did however record a significant fall in revenues due to stiffer competition and the resulting pressure on prices and churn rates which were a particular feature of Q1 2013. The fall in revenue in the first nine months of the year is in fact mainly attributable to Mobile service revenues (-546 million euros, equal to -16.8%), particularly traditional voice services (-503 million euros, including 266 million euros also attributable to the reduction in MTRs) and Messaging (-67 million euros), only partially offset by the growth in Mobile Internet revenues (+43 million euros). Fixed revenues also fell compared with the first nine months of 2012 by 123 million euros (-3.9%), also attributable to traditional voice services (-147 million euros ), following the contraction in accesses and the reduction in traffic usage, only a small part of which was offset by the growth in Broadband services (+25 million euros).

•

Business: Revenues for the Business segment in the first nine months of 2013 amounted to 3,885 million euros, down by 536 million euros (-12.1%) on the same period of 2012. The fall was primarily seen in revenues from services (-517 million euros, -12.3%), including -266 million euros on Mobile (-20.4%) and -273 million euros on Fixed-line (-9.2%). On Mobile in particular this contraction is attributable to the fall in voice traffic revenues, following a dilution of average revenues per unit (ARPU), the aforesaid reduction in mobile termination rates (-93 million euros) and marginally to the loss of human customer base (-0.2% compared with the same period of 2012). On Fixed-line, cooling demand due to the negative economic situation and to the fall in the prices of traditional voice and data services continues to have a dampening effect. These dynamics both in the Mobile and Fixed-line sectors showed the first signs of easing in this last quarter when there was a recovering trend (-10.7% compared with –12.8% in H1 2013).

•

National Wholesale: Total revenues in the Wholesale segment in the first nine months of 2013 were

1,430 million euros, down on the same period of 2012 by 126

million euros (-8.1%), a fall entirely attributable to the regulations reducing

ULL, Bitstream, Wholesale Line Rental and termination access rates.

►

International Wholesale Revenues

International Wholesale revenues in the first nine months of 2013 amounted to 935 million euros , down by 115 million euros (-11%) compared with the same period of 2012. The contraction was seen particularly in Voice services (-84 million euros, equal to -11%) following the annual review of bilateral contracts and the transit component, with a consequent focus on renewing higher margin agreements. Revenues were down for IP/Data services (-18 million euros, equal to -8%) primarily in the captive market component. Despite the overall increase in the total bandwidth sold, the market also suffered from the increasingly competitive scenario and the resulting fall in prices. Also down, particularly in the Domestic component, was the multinational companies business segment (-16 million euros, -26%). Compared with the previous periods, a significant recovery in revenues was however recorded in Q3 2013 compared with the same period of 2012 (-0.6% compared with -13.5% in Q2 2013 and -18.4% in Q1 2013).

Constant attention paid to profit margins on traffic, combined with cost cutting action, therefore resulted in an EBITDA figure of 151 million euros in the first nine months of 2013 which, despite being down in absolute terms (-10 million euros), led to an increase in profits for the first nine months of 2012 of 0.8 percentage points.

EBITDA for the Domestic Business Unit in the first nine months of 2013 amounted to 5,861 million euros, down by 835 million euros on the first nine months of 2012 (-12.5%). EBITDA margin was 48.6%, slightly down on the same period of 2012 (-1.3 percentage points). This result was affected by the decrease in revenues from services (-1,315 million euros, -394 million euros in Q3) and the impact of the Antitrust penalty relating to the A428 proceedings (84 million euros), which were only partly offset by the reduction in quotas payable to OLOs (resulting primarily from the reduction in termination rates) and the efficiency achieved through selective monitoring and containment of operating costs.

Organic EBITDA in the first nine months of 2013 was 5,982 million euros (-729 million euros, -10.9% compared with the first nine months of 2012), with an EBITDA margin of 49.6%, essentially in line with  the same period of the previous year (-0.4 percentage points). The percentage fall in EBITDA, net of the aforesaid reduction in wholesale network access prices, would have been 9.6% (-9.7% in Q3).

EBITDA in Q3 2013 was 2,037 million euros, down by 253 million euros compared with the corresponding period of 2012 (-11%). In organic terms, the reduction was 249 million euros (-10.9%).

EBIT for the Domestic Business Unit in the first nine months of 2013 was 1,032 million euros, down by 2,980 million euros compared with the same period of  2012 (4,012 million euros). This performance stems in particular from a 2,187 million euros write-down of the goodwill of the Domestic Cash Generating Unit recorded in the First Half Financial Report as of 30 June 2013, based on the results of the impairment test process.

Organic EBIT in the first nine months of 2013, excluding in particular the aforesaid goodwill write-down, amounted to 3,340 million euros, down by 667 million euros (-16.6%) compared to the same period of 2012 (4,007 million euros). The margin fell from 29.9% in the first nine months of 2012 to 27.7% in the first nine months of 2013.

EBIT in Q3 2013 was 1,179 million euros, down by 228 million euros compared with the corresponding period of 2012 (-16.2%). In organic terms, the reduction was 224 million euros (-15.9%).

Headcount stood at 52,903 employees (53,224 as of 31 December 2012).

***

BRAZIL

(average real/euro exchange rate 2.79132)

The revenues  of the Tim Brasil Group were 14,738 million reais, 1,000 million reais higher than in the corresponding period of 2012 (+7.3%). Revenues from services reached 12,359 million reais, up by 2.1% compared to 12,100 million reais in the first nine months of 2012. Revenues from product sales increased from 1,638 million reais in the first nine months of 2012 to 2,379 million reais in the first nine months of 2013 (+45.2%), thanks to the greater penetration of customer bases with high-end handsets (smartphones, webphones and tablets), which is an important lever for developing Data Service revenues.

The ARPU stood at 18.4 reais compared to 18.8 reais in the corresponding period of 2012 (-2.1%). ARPU and service revenue performance were affected both by competitive pressures, which led to a fall in business voice unit prices, and by the reduction in the network interconnection rate for mobile operators.

The total number of lines as of 30 September 2013 was 72.9 million, up by 3.6% compared with 31 December 2012.

Revenues in Q3 2013 were 5,083 million reais, 361 million reais higher than in the same period of the previous year (+7.6%). The growth in services was 107 million reais (+2.6%) and the growth in revenues from the sale of handsets was 254 million reais (+40.8%) compared with Q3 2012.

EBITDA of 3,701 million reais was 115 million reais higher than in the first nine months of 2012 (+3.2%). The EBITDA increase is sustained by the increase in revenues, mainly VAS, partly offset by the higher costs of materials, services and personnel. EBITDA margin was 25.1%, down 1 percentage point on the same period of 2012. In the first nine months of 2012, there were non-organic charges of 42 million reais. In organic terms, in the first nine months of 2013, EBITDA was 73 million reais up on the same period of 2012 (+2.0%); the organic EBITDA margin was 25.1% and 1.3 percentage points down on the same period of 2012.

EBITDA in Q3 2013 was 1,249 million reais, up by 48 million reais compared with the corresponding period of 2012 (+4.0%). In organic terms, the increase was 6 million reais (+0.5%).

EBIT amounted to 1,682 million reais improving by 12 million reais on the first nine months of  2012. This is explained by the higher contribution of EBITDA, partially offset by increased depreciation and amortisation of 104 million reais (2,017 million reais in the first nine months of 2013 compared with 1,913 million reais in the same period of 2012). In organic terms, in the first nine months of 2013, EBIT was 1,682 million reais, 30 million reais down on the same period of 2012 (-1.8%).

EBIT in Q3 2013 was 561 million reais, up by 1 million reais compared with the same period of 2012 (+0.2%). In organic terms, the reduction is 6.8%.

Headcount stood at 11,796 employees (11,622 as of 31 December 2012).

ARGENTINA

(average peso/euro exchange rate 6.95181)

Revenues were 19,826 million pesos, up by 3,802 million pesos (+23.7%) compared to the same period of 2012 (16,024 million pesos). The main source of revenues for the Business Unit was mobile telephony, which contributed around 74% of consolidated revenues and grew by 26.7% compared with the same period of 2012, thanks to growth in the mobile customer base and to the increase in the ARPU.

The number of fixed lines as of 30 September 2013 was 4,124 thousand, down slightly on the end of 2012 (4,128 thousand lines). Despite the fact that fixed telephone services in Argentina continue to be affected by the freeze on tariffs imposed by the Economic Emergency Law of January 2002, the ARBU (Average Revenue Billed per User) grew by 8.6% compared with the first nine months of 2012, thanks to the increase in additional services and the widespread adoption of new price plans.

Revenues in Q3 2013 were 7,114 million pesos, up by 1,469 million pesos compared with the corresponding period of 2012 (5,645 million pesos).

The total broadband customers portfolio of Telecom Argentina as of 30 September 2013 was 1,669 thousand accesses, up by 40,000 units compared with the end of 2012.

The Personal client base in Argentina grew by 880,000 units from the end of 2012 to reach a total of 19,855 thousand lines, 32% of them with post-paid contracts. Meanwhile, thanks to an increase in the number of high value customers and leadership in the smartphones segment, the ARPU grew by 18.5% to reach 66.1 pesos (55.8 pesos in the first nine months of 2012). Much of this growth is attributable to value added services (including text messages and  Internet), which together represent 58% of mobile telephony revenues in the first nine months of 2013.

In Paraguay, the Núcleo client base grew by 4.6% compared to 31 December 2012,

to reach 2,407 thousand lines, 20% of them on postpaid contracts.

EBITDA reached 5,537 million pesos up by 823 million pesos (+17.5% compared with the corresponding period of 2012). The EBITDA margin was 27.9%, down by 1.5 percentage points on the same period of 2012, mainly due to the higher incidence of labour and other operating costs, particularly as a result of the higher tax on gross revenues and the higher cost of provisions for regulatory risks.

EBITDA in Q3 2013 was 1,922 million pesos, up by 339 million pesos compared with the corresponding period of 2012 (1,583 million pesos).

EBIT was 2,452 million pesos, up by 290 million pesos (+13.4%) compared to the first nine months of 2012, essentially as a result of the improved EBITDA, partly offset by higher amortisations and write-downs of non-current assets. EBIT margin was 12.4% of revenues (-1.1 percentage points compared the same period of the previous year).

EBIT in Q3 2013 was 928 million pesos, up by 218 million pesos compared with the same period of 2012.

Headcount stood at 16,654 employees (16,803 as of 31 December 2012).

OLIVETTI

On 13 June 2012, the shareholders' meeting of the subsidiary Olivetti I-Jet S.p.A. resolved to wind up the company. Furthermore, on 2 July 2013, a resolution was passed to start winding up the Swiss subsidiary Olivetti Engineering S.A..

Revenues in the first nine months of 2013 amounted to 174 million euros, down by 11 million euros on the corresponding period of 2012.

The fall in revenues is due primarily to lower sales of copying and printing, which were down by 11 million euros, including 10 million euros in the Italian market, where customers in small and medium sized companies and professionals are the most exposed to the current crisis in the market, with a fall being recorded in both sales of photocopiers and associated products and in machine rental activities. A 3 million euros fall in the value of supplies to Telecom Italia was also recorded.  This fall was offset by an increase of around 2 million euros in revenues from cloud services and solutions (particularly in the Italian market) while the performance of specialised systems and applications held up well in the period in question.

In Q3 2013, revenues were 50 million euros (down 9.1% from the 55 million euros recorded in Q3 2012).

The EBITDA was a negative 28 million euros, up by 30 million euros compared to the first nine months of 2012. In particular, during the first nine months of 2012, the EBITDA was affected by the provision for restructuring costs of 30 million euros made following the launch of Olivetti I-Jet S.p.A. winding-up process. Excluding this provision, the organic variation is equal to zero.  The result for the first nine months of 2013 is affected by charges totalling 9 million euros, following the fire on 19 March 2013 which completely destroyed the spare parts warehouse. The total damage incurred by the group following the fire was covered by appropriate insurance policies and on 31 October 2013 the Olivetti group and the pool of insurance companies agreed on a settlement of 19 million euros for the claim as a whole; the associated economic and financial effects will be felt in Q4 2013.

Excluding the charges arising from the destruction of the warehouse, the variation in EBITDA would have been positive by 9 million euros (+32.1%), thanks to steady margins on sales and the reduction in fixed costs. These two phenomena more than matched the lower profits from declining sales.

The reported EBITDA in Q3 2013  was negative by 5 million euros  (negative by 20 million euros in the same period of 2012).

The EBIT was a negative 32 million euros, up by 32 million euros compared to the same period of 2012. The organic variation in EBIT, excluding the provision for restructuring costs in the first nine months of 2012, was zero. Excluding the losses due to the destruction of the spare parts warehouse in the first nine months of 2013, EBIT grew by 9 million euros (+28.1%).

The reported EBIT in Q3 2013  was negative by 7 million euros  (negative by 23 million euros in the same period of 2012).

The headcount of 724 employees fell by 54 units compared to 31 December 2012.

***

OUTLOOK FOR THE 2013 FINANCIAL YEAR

As for the general performance of the Telecom Italia Group for the current year, the goals associated with the main economic and financial indicators for the whole of 2013 are as follows:

•

Essentially stable revenues compared with 2012;

•

"Mid-single digit" percentage reduction in EBITDA;

•

Adjusted net financial debt of less than 27 billion euros.

Please note that actual results may differ, even significantly, from those forecasted for the whole of 2013. Forward-looking information is in fact based on a number of assumptions, believed to be reasonable, with particular reference to competitive performance in the telecommunications market, continuous development of the competition, which is a feature of the TLC business as a consequence of the potential entry of new competitors and the introduction of new and innovative technologies, prospects for growth in the economy and the TLC market, in Italy and in the other markets in which the Group operates, the potential legislative and regulatory developments, the performance of financial markets. By their nature, these assessments involve risks and uncertainties arising from multiple factors, most of which are beyond the Group's control.

The main factors include:

•

Changes in the general macroeconomic situation in the Italian, European and South American markets, and the volatility of financial markets in the "Euro zone":

The global economic crisis and the continuing weakness of the Italian economy over the past few years have negatively affected the telecommunication business. The continuation of this crisis may reduce purchases of products and services and adversely affect the Group's results, cash flows and financial situation.

Operations and investments may be adversely affected by developments in the overall, as well as economic, situation  of the countries where the Group is present.

Fluctuations in exchange rates and interest rates could adversely affect Telecom Italia Group's results.

•

Changes in business conditions:

Intense competition in Italy and other Countries could reduce the market share for the Group's telecommunication services and may result in falling prices and margins, with a resulting adverse effect on operating results and financial position. In particular, mobile communication markets are mature markets and the competitive pressure has further increased.

A general slowdown is taking place in the Brazilian economy. This has had an effect on the mobile phone market, which is also affected by an increasing amount of competition and competitive pressure on prices. The continuation of these effects may have negative consequences on the development prospects of the Company and/or the Group in Brazil.

Business performance and cash flow could be adversely affected if new services to encourage greater use of our fixed and wireless networks could not be implemented. Continuing rapid changes in technology could increase the level of competition, reducing the use of traditional services and requiring us to make further substantial investments.

•

Changes in legislation and regulations:

As the Group operates in a highly regulated industry, decisions take by supervisory and regulatory Authorities, including those regarding regulated tariffs, as well as changes in the regulatory framework could adversely affect business performance.

•

Outcome of disputes and litigation with regulatory authorities, competitors and other entities:

The Group has to deal with disputes and litigation with tax authorities, regulators, competition and market authorities, other TLC operators and other entities. The potential impacts of these proceedings are generally uncertain. In the event of an unfavourable outcome for the Group, these issues could, individually or collectively, have a negative impact on operating results, financial position and cash flows.

•

Financial risks:

The aforementioned unfavourable macroeconomic and market environment requires us to consider a lowering of the credit rating by rating agencies as one of the potential risks faced by the Group.

The Group's bond issues do not contain financial covenants (such as Debt/EDITDA, EBITDA/Interest or similar ratios) or clauses forcing the early repayment of loans in circumstances other than insolvency.

The risks and/or impacts of a potential lowering of the credit rating on future refinancing, on the costs associated with it and on the process of evaluating goodwill cannot currently be estimated. The increased risk for our financial counterparts that would result from a potential lowering of Telecom Italia's credit rating could result in an increase in the costs associated with managing the Group hedging derivatives portfolio, costs which cannot currently be estimated either.

***

The Manager in charge of preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154-bis of Italy’s Consolidated Finance Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group.  Such measures, which are also presented in other periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

Details of the figures used to arrive at the organic change are provided in this press release as well as an analysis of the major non-organic components for the nine months ended September 30, 2013 and 2012.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, starting with the Half Yearly Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) a further  measure denominated “Adjusted net financial debt” has been introduced, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C+D)	Adjusted Net Financial Debt

***

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Management Report of the Interim Report at September 30, 2013 and are unaudited.

Such statements, as well as the Consolidated Net Financial Debt of the Telecom Italia Group, are consistent with those included in the Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2013.

The accounting policies and consolidation principles adopted in the preparation of the Condensed Consolidated Financial Statements at September 30, 2013 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2012,  to which reference should  be made, except for the new standards and interpretations adopted  by  the Group starting from January 1, 2013, whose impacts are ahead shown.

TELECOM ITALIA GROUP  -  SEPARATE CONSOLIDATED INCOME  STATEMENTS

(millions of euros)	3rd Quarter	3rd Quarter	9 months to	9 months to	Change
	2013	2012	9/30/2013	9/30/2012	(a-b)

			(a)	(b)	amount	%

Revenues	6,629	7,268	20,389	22,061	(1,672)	(7.6)
Other income	58	61	168	169	(1)	(0.6)
Total operating revenues and other income	6,687	7,329	20,557	22,230	(1,673)	(7.5)
Acquisition of goods and services	(2,926)	(3,176)	(9,080)	(9,676)	596	6.2
Employee benefits expenses	(838)	(895)	(2,769)	(2,901)	132	4.6
Other operating expenses	(418)	(442)	(1,359)	(1,339)	(20)	(1.5)
Change in inventories	60	50	174	112	62	55.4
Internally generated assets	132	135	410	434	(24)	(5.5)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2,697	3,001	7,933	8,860	(927)	(10.5)
Depreciation and amortization	(1,223)	(1,301)	(3,813)	(3,977)	164	4.1
Gains (losses) on disposals of non-current assets	7	(6)	(74)	10	(84)
Impairment reversals (losses) on non-current assets	−	(3)	(2,212)	(3)	(2,209)	-
Operating profit (loss) (EBIT)	1,481	1,691	1,834	4,890	(3,056)	(62.5)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	−	−	−	(4)	4	-
Other income (expenses) from investments	−	(2)	2	(2)	4
Finance income	200	203	1,687	1,475	212	14.4
Finance expenses	(712)	(686)	(3,148)	(2,875)	(273)	(9.5)
Profit (loss) before tax from continuing operations	969	1,206	375	3,484	(3,109)
Income tax expense	(347)	(399)	(980)	(1,221)	241	19.7
Profit (loss) from continuing operations	622	807	(605)	2,263	(2,868)
Profit (loss) from Discontinued operations/Non-current assets held for sale	(9)	−	(6)	−	(6)	-
Profit (loss) for the period	613	807	(611)	2,263	(2,874)
Attributable to:
Owners of the Parent	505	696	(902)	1,938	(2,840)
Non-controlling interests	108	111	291	325	(34)	(10.5)

TELECOM ITALIA GROUP  -  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and  all non-owner changes in equity.

(millions of euros)		3rd Quarter 2013	3rd Quarter 2012	9 months to 2013	9 months to 2012

Profit (loss) for the period	(a)	613	807	(611)	2,263
Other components of the Consolidated Statements of Comprehensive Income:
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)		−	−	3	4
Net fiscal impact		−	−	(2)	(1)
	(b)	−	−	1	3
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−	−	−
Net fiscal impact		−	−	−	−
	(c)	−	−	−	−
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c)	−	−	1	3
Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		10	15	(21)	46
Loss (profit) transferred to the Separate Consolidated Income Statement		(9)	−	(8)	1
Net fiscal impact		2	(3)	8	(10)
	(e)	3	12	(21)	37
Hedging instruments:
Profit (loss) from fair value adjustments		(56)	36	(528)	(40)
Loss (profit) transferred to the Separate Consolidated Income Statement		41	(138)	318	(99)
Net fiscal impact		5	30	60	40
	(f)	(10)	(72)	(150)	(99)
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(448)	(407)	(1,068)	(744)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		−	−	−	−
Net fiscal impact		−	−	−	−
	(g)	(448)	(407)	(1,068)	(744)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−	1	−
Loss (profit) transferred to Separate Consolidated Income Statement		−	−	−	−
Net fiscal impact		−	−	−	−
	(h)	−	−	1	−
Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h)	(455)	(467)	(1,238)	(806)
Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i)	(455)	(467)	(1,237)	(803)
Total comprehensive income (loss) for the period	(a+k)	158	340	(1,848)	1,460
Attributable to:
Owners of the Parent		304	433	(1,621)	1,451
Non-controlling interests		(146)	(93)	(227)	9

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		9/30/2013	12/31/2012	Change
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		30,039	32,410	(2,371)
Other intangible assets		7,346	7,927	(581)
		37,385	40,337	(2,952)
Tangible assets
Property, plant and equipment owned		13,730	14,465	(735)
Assets held under finance leases		937	1,014	(77)
		14,667	15,479	(812)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		65	65	−
Other investments		44	39	5
Non-current financial assets		1,385	2,496	(1,111)
Miscellaneous receivables and other non-current assets		1,504	1,496	8
Deferred tax assets		961	1,432	(471)
		3,959	5,528	(1,569)
Total Non-current assets	(a)	56,011	61,344	(5,333)
Current assets
Inventories		580	436	144
Trade and miscellaneous receivables and other current assets		6,628	7,006	(378)
Current income tax receivables		28	77	(49)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,873	1,256	617
Cash and cash equivalents		5,456	7,436	(1,980)
		7,329	8,692	(1,363)
Current assets sub-total		14,565	16,211	(1,646)
Discontinued operations/Non-current assets held for sale
of a financial nature		−	−	−
of a non-financial nature		−	−	−
		−	−	−
Total Current assets	(b)	14,565	16,211	(1,646)
Total assets	(a+b)	70,576	77,555	(6,979)

(millions of euros)		9/30/2013	12/31/2012	Change
		(a)	(b)	(a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		17,237	19,378	(2,141)
Non-controlling interests		3,360	3,634	(274)
Total Equity	(c)	20,597	23,012	(2,415)
Non-current liabilities
Non-current financial liabilities		30,210	34,091	(3,881)
Employee benefits		867	872	(5)
Deferred tax liabilities		576	848	(272)
Provisions		848	863	(15)
Miscellaneous payables and other non-current liabilities		843	1,053	(210)
Total Non-current liabilities	(d)	33,344	37,727	(4,383)
Current liabilities
Current financial liabilities		7,691	6,150	1,541
Trade and miscellaneous payables and other current liabilities		8,827	10,542	(1,715)
Current income tax payables		117	124	(7)
Current liabilities sub-total		16,635	16,816	(181)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature		−	−	−
of a non-financial nature		−	−	−
		−	−	−
Total Current Liabilities	(e)	16,635	16,816	(181)
Total Liabilities	(f=d+e)	49,979	54,543	(4,564)
Total equity and liabilities	(c+f)	70,576	77,555	(6,979)

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF CASH FLOWS

		9 months to	9 months to
(millions of euros)		2013	2012

Cash flows from operating activities:
Profit (loss) from continuing operations		(605)	2,263
Adjustments for:
Depreciation and amortization		3,813	3,977
Impairment losses (reversals) on non-current assets (including investments)		2,216	4
Net change in deferred tax assets and liabilities		265	470
Losses (gains) realized on disposals of non-current assets (including investments)		72	(8)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		−	4
Change in provisions for employees benefits		(13)	(14)
Change in inventories		(140)	(94)
Change in trade receivables and net amounts due from customers on construction contracts		487	674
Change in trade payables		(904)	(833)
Net change in current income tax receivables/payables		34	(94)
Net change in miscellaneous receivables/payables and other assets/liabilities		(226)	(306)
Cash flows from (used in) operating activities	(a)	4,999	6,043
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(1,468)	(1,304)
Purchase of tangible assets on an accrual basis		(1,985)	(2,076)
Total purchase of intangible and tangible assets on an accrual basis		(3,453)	(3,380)
Change in amounts due to fixed asset suppliers		(453)	(627)
Total purchase of intangible and tangible assets on a cash basis		(3,906)	(4,007)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(8)	(7)
Acquisitions/disposals of other investments		−	(2)
Change in financial receivables and other financial assets		366	197
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		(108)	(7)
Proceeds from sale/repayments of intangible, tangible and other non-current assets		78	48
Cash flows from (used in) investing activities	(b)	(3,578)	(3,778)
Cash flows from financing activities:
Change in current financial liabilities and other		(1,489)	(290)
Proceeds from non-current financial liabilities (including current portion)		2,793	3,086
Repayments of non-current financial liabilities (including current portion)		(3,907)	(3,931)
Share capital increases/decreases and other changes in equity (including subsidiaries)		9	(2)
Dividends paid		(540)	(1,027)
Changes in ownership interests in consolidated subsidiaries		(45)	−
Cash flows from (used in) financing activities	(c)	(3,179)	(2,164)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	−	−
Aggregate cash flows	(e=a+b+c+d)	(1,758)	101
Net cash and cash equivalents at beginning of the period	(f)	7,397	6,670
Net foreign exchange differences on net cash and cash equivalents	(g)	(252)	(108)
Net cash and cash equivalents at end of the period	(h=e+f+g)	5,387	6,663

Additional Cash Flow information:

		9 months to	9 months to
(millions of euros)		2013	2012

Income taxes (paid) received		(609)	(800)
Interest expense paid		(2,126)	(2,726)
Interest income received		808	1,282
Dividends received		2	1

Analysis of Net Cash and Cash Equivalents:

		9 months to	9 months to
(millions of euros)		2013	2012

Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations		7,436	6,714
Bank overdrafts repayable on demand – from continuing operations		(39)	(44)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		−	−
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		7,397	6,670
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations		5,456	6,754
Bank overdrafts repayable on demand – from continuing operations		(69)	(92)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		−	1
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		5,387	6,663

TELECOM ITALIA GROUP – NET FINANCIAL DEBT

(millions of euros)	9/30/2013	12/31/2012	Change
	(a)	(b)	(a - b)

Non-current financial liabilities
Bonds	22,194	23,956	(1,762)
Amounts due to banks, other financial payables and liabilities	6,891	8,976	(2,085)
Finance lease liabilities	1,125	1,159	(34)
	30,210	34,091	(3,881)
Current financial liabilities (*)
Bonds	3,976	3,593	383
Amounts due to banks, other financial payables and liabilities	3,521	2,338	1,183
Finance lease liabilities	194	219	(25)
	7,691	6,150	1,541
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	−	−	−
Total Gross financial debt	37,901	40,241	(2,340)
Non-current financial assets
Securities other than investments	(20)	(22)	2
Financial receivables and other non-current financial assets	(1,365)	(2,474)	1,109
	(1,385)	(2,496)	1,111
Current financial assets
Securities other than investments	(1,297)	(754)	(543)
Financial receivables and other non-current financial assets	(576)	(502)	(74)
Cash and cash equivalents	(5,456)	(7,436)	1,980
	(7,329)	(8,692)	1,363
Financial assets relating to Discontinued operations/Non-current assets held for sale	−	−	−
Total financial assets	(8,714)	(11,188)	2,474
Net financial debt carrying amount	29,187	29,053	134
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(958)	(779)	(179)
Adjusted Net Financial Debt	28,229	28,274	(45)
Breakdown as follows:
Total adjusted gross financial debt	36,066	37,681	(1,615)
Total adjusted financial assets	(7,837)	(9,407)	1,570
(*) of which current portion of medium/long-term debt:
Bonds	3,976	3,593	383
Amounts due to banks, other financial payables and liabilities	3,012	1,681	1,331
Finance lease liabilities	194	219	(25)

TELECOM ITALIA GROUP – INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	3rd Quarter 2013	3rd Quarter 2012	9 months to 9/30/2013	9 months to 9/30/2012	Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)
Revenues	3,965	4,365	12,069	13,413	(9.2)	(10.0)	(10.0)
EBITDA	2,037	2,290	5,861	6,696	(11.0)	(12.5)	(10.9)
EBITDA margin	51.4	52.5	48.6	49.9	(1.1)pp	(1.3)pp	(0.4)pp
EBIT	1,179	1,407	1,032	4,012	(16.2)	(74.3)	(16.6)
EBIT margin	29.7	32.2	8.6	29.9	(2.5)pp	(21.3)pp	(2.2)pp
Headcount at period-end (number)			52,903	(* ) 53,224		(0.6)

(*)  Headcount at December 31, 2012.

Core Domestic

(millions of euros)	3rd Quarter 2013	3rd Quarter 2012	9 months to 9/30/2013	9 months to 9/30/2012	Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)
Revenues	3,716	4,131	11,403	12,701	(10.0)	(10.2)	(10.3)
Consumer	1,948	2,153	5,960	6,585	(9.5)	(9.5)	(9.5)
Business (¹)	1,258	1,408	3,885	4,421	(10.7)	(12.1)	(12.1)
National Wholesale	467	521	1,430	1,556	(10.4)	(8.1)	(8.6)
Other	43	49	128	139	(12.2)	(7.9)	(7.9)
EBITDA	1,984	2,235	5,715	6,544	(11.2)	(12.7)	(11.1)
EBITDA margin	53.4	54.1	50.1	51.5	(0.7) pp	(1.4) pp	(0.4) pp
EBIT	1,148	1,376	955	3,932	(16.6)	(75.7)	(17.0)
EBIT margin	30.9	33.3	8.4	31.0	(2.4) pp	(22.6) pp	(2.3) pp
Headcount at period-end (number)			52,148	(*) 52,289		(0.3)

(*)  Headcount at December 31, 2012.

(¹) Starting from January 1, 2013 it includes revenues of the Top segment. Figures for the periods under comparisons have been restated.

International Wholesale

(millions of euros)	3rd Quarter 2013	3rd Quarter 2012	9 months to 9/30/2013	9 months to 9/30/2012	Change %
(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)
Revenues	339	341	935	1,050	(0.6)	(11.0)	(10.4)
of which third parties	254	241	679	741	5.4	(8.4)	(7.6)
EBITDA	55	58	151	161	(5.2)	(6.2)	(3.2)
EBITDA margin	16.2	17.0	16.1	15.3	(0.8) pp	0.8 pp	1.3 pp
EBIT	29	31	74	81	(6.5)	(8.6)	(3.8)
EBIT margin	8.6	9.1	7.9	7.7	(0.5) pp	0.2 pp	0.5 pp
Headcount at period-end (number)	755	(*) 935	(19.3)
(*) Headcount at December 31, 2012. ***
BRAZIL
(millions of euros)	(millions of Brazilian reais)	Change %
3rd Quarter 2013	3rd Quarter 2012	9 months to 9/30/2013	9 months to 9/30/2012	3rd Quarter 2013 (a)	3rd Quarter 2012 (b)	9 months to 9/30/2013 (c)	9 months to 9/30/2012 (d)	(a/b)	c/d)	Organic (c/d)
Revenues	1,660	1,862	5,280	5,595	5,083	4,722	14,738	13,738	7.6	7.3	7.3
EBITDA	407	473	1,326	1,460	1,249	1,201	3,701	3,586	4.0	3.2	2.0
EBITDA margin	24.6	25.4	25.1	26.1	24.6	25.4	25.1	26.1	(0.8)pp	(1.0)pp	(1.3)pp
EBIT	183	220	603	680	561	560	1,682	1,670	0.2	0.7	(1.8)
EBIT margin	11.0	11.9	11.4	12.2	11.0	11.9	11.4	12.2	(0.9)pp	(0.8)pp	(1.1)pp
Headcount at period-end (number)	11,796	(*)11,622	1.5

(*)  Headcount  at  December 31, 2012.

***

ARGENTINA
	(millions of euros)		(millions of Argentine pesos)						Change %
	3rd Quarter 2013	3rd Quarter 2012	9 months to 9/30/2013	9 months to 9/30/2012	3rd Quarter 2013 (a)	3rd Quarter 2012 (b)	9 months to 9/30/2013 (c)	9 months to 9/30/2012 (d)	(a/b)	(c/d)
Revenues	962	981	2,852	2,804	7,114	5,645	19,826	16,024	26.0	23.7
EBITDA	259	275	796	825	1,922	1,583	5,537	4,714	21.4	17.5
EBITDA margin	27.0	28.0	27.9	29.4	27.0	28.0	27.9	29.4	(1.0)pp	(1.5)pp
EBIT	127	123	353	378	928	710	2,452	2,162	30.7	13.4
EBIT margin	13.0	12.6	12.4	13.5	13.0	12.6	12.4	13.5	0.4pp	(1.1)pp
Headcount at period-end (number) (*)							16,654	(**)16,803		(0.9)

(*)  Includes employees with temp work contracts :1 at September 30, 2013 and 3 at December 31, 2012.

(**)  Headcount at December 31, 2012.

***

OLIVETTI
(millions of euros)	3rd Quarter 2013	3rd Quarter 2012	9 months to 9/30/2013	9 months to 9/30/2012	Change %
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)
Revenues	50	55	174	185	(9.1)	(5.9)	(5.9)
EBITDA	(5)	(20)	(28)	(58)	75.0	51.7	0.0
EBITDA margin	(10.0)	(36.4)	(16.1)	(31.4)			(1.0)pp
EBIT	(7)	(23)	(32)	(64)	69.6	50.0	0.0
EBIT margin	(14.0)	(41.8)	(18.4)	(34.6)			(1.1)pp
Headcount at period-end (number)			724	(*)778		(6.9)

(*)  Headcount at December 31, 2012.

***

TELECOM ITALIA GROUP – RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

	TELECOM ITALIA GROUP
(millions of euros)	9 months to	9 months to
	2013	2012

Historical EBITDA	7,933	8,860
Changes in the scope of consolidation		52
Foreign currency financial statements translation effect		(326)
Non-organic (revenues and income) costs and expenses	121	64
Disputes and settlements	85	10
Restructuring expenses	21	30
Other (income) expenses, net	15	24

Comparable EBITDA	8,054	8,650

	Domestic		Olivetti		Brazil
	(millions of euros)		(millions of euros)		(millions of reais)
	9 months to	9 months to	9 months to	9 months to	9 months to	9 months to
	2013	2012	2013	2012	2013	2012

Historical EBITDA	5,861	6,696	(28)	(58)	3,701	3,586
Changes in the scope of consolidation		−		−		−
Foreign currency financial statements translation effect		(2)		−		−
Non-organic (revenues and income) costs and expenses	121	17	−	30	−	42
Disputes and settlements	85	10	−	−	−	−
Restructuring expenses	21	−	−	30	−	−
Other (income) expenses, net	15	7	−	−	−	42
Comparable EBITDA	5,982	6,711	(28)	(28)	3,701	3,628

EBIT – reconciliation of organic data

	TELECOM ITALIA GROUP
(millions of euros)	9 months to	9 months to
	2013	2012

Historical EBIT	1,834	4,890
Changes in the scope of consolidation		78
Foreign currency financial statements translation effect		(152)
Non-organic (revenues and income) costs and expenses already described under EBITDA	121	64
Capital loss related to the sale of La7 S.r.l.	100	−
Capital gain related to the sale of MTV Italia S.r.l.	(3)	−
Net gains on disposals of non-current assets and investments	(1)	(21)
Impairment loss on Core Domestic goodwill	2,187	−
Restructuring expenses	−	2
Comparable EBIT	4,238	4,861

	Domestic		Olivetti		Brazil
	(millions of euros)		(millions of euros)		(millions of reais)
	9 months to	9 months to	9 months to	9 months to	9 months to	9 months to
	2013	2012	2013	2012	2013	2012

Historical EBIT	1,032	4,012	(32)	(64)	1,682	1,670
Changes in the scope of consolidation		−		−		−
Foreign currency financial statements translation effect		(1)		−		−
Non-organic (revenues and income) costs and expenses already described under EBITDA	121	17	−	30	−	42
Capital loss related to the sale of La7 S.r.l.	−	−	−	−	−	−
Capital gain related to the sale of MTV Italia S.r.l.	−	−
Net gains on disposals of non-current assets and investments	−	(21)	−	−	−	−
Impairment loss on Core Domestic goodwill	2,187	−	−	−	−	−
Restructuring expenses	−	−	−	2	−	−
Comparable EBIT	3,340	4,007	(32)	(32)	1,682	1,712

TELECOM ITALIA GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facility and term loan

In the table below are shown the composition and the drawdown of the committed credit lines available as of September 30, 2013:

(billions of euros)	9/30/2013		12/31/2012
	Committed	Utilized	Committed	Utilized

Revolving Credit Facility – due February 2013	-	-	1.25	-
Revolving Credit Facility – due August 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility - due December 2013	0.2	-	0.2	-
Total	8.2	1.5	9.45	1.5

We remind that on May 24, 2012 Telecom Italia signed a contract in order to extend half of the Revolving Credit Facility (RCF) of 8 billion euros maturing on August 2014 through a Forward Start Facility for the amount of 4 billion euros which will come into effect on August 2014 (or previously in case Telecom Italia should cancel in advance the commitments under the current RCF 2014) and will mature on May 2017.

On March 25, 2013 Telecom Italia signed a new contract in order to extend further 3 billion euros of the Revolving Credit Facility maturing on August 2014, already partially extended in 2012. The extension has been obtained through a Forward Start Facility for the amount of 3 billion euros which will come into effect on August 2014 (or previously in case Telecom Italia should cancel in advance the commitments under the current RCF 2014) and will mature on March 2018.

Furthermore, Telecom Italia has a bilateral standby credit facility expiring August 3, 2016 for the amount of 100 million euros with Banca Regionale Europea, totally utilized.

Bonds

With reference to the evolution of the bonds during the first nine months of 2013, we point out as follows:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. hybrid bond 750 million euros 7.750% due 3/20/2073 (1)	Euro	750	3/20/2013
Telecom Italia S.p.A. 1,000 million euros 4.875% due 9/25/2020	Euro	1,000	9/25/2013

(1)

It’s the first subordinated bond (“hybrid bond”) in the Euro market. The bond has a tenor of 60 years and final maturity in 2073 with a first call date for the issuer in 2018. The call schedule is at par on March 20, 2018 and every 5 years after. Coupon step up 25 bps in 2023 plus an additional 75 bps in 2038. The effective yield to the first call date is 7.875%. The notes are listed on the Luxembourg Stock Exchange.

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia Finance S.A. 678 million euros 6.875% (1)	Euro	678	1/24/2013
Telecom Italia S.p.A. 432 million euros 6.750% 2)	Euro	432	3/21/2013
Telecom Italia S.p.A. 268 million euros floating rate (3)	Euro	268	7/19/2013

(1)

Net of 172 million euros repurchased by the company during the years 2011 and 2012.

(2)

Net of 218 million euros repurchased by the company during the years 2011 and 2012.

(3)

Net of 232 million euros repurchased by the company during the year 2012.

On June 3, 2013 Telecom Italia S.p.A. successfully closed the tender offer for the buyback of three Telecom Italia Capital S.A. USD notes maturing on June 2014, September 2014 and October 2015, repurchasing a total nominal amount of 1,577 million of USD (about 1,2 billion euros). The repurchased notes have been recorded in the accounts of the buyer Telecom Italia S.p.A., while, with regard of the Group financial reporting, those figures have been cancelled from the financial liabilities.

The details of the Telecom Italia Capital S.A. notes repurchased by Telecom Italia S.p.A. are the following:

Bond Title	Principal amount outstanding prior to the Tender Offer	Principal amount repurchased	Buyback price

Telecom Italia Capital S.A. 1,000 USD millions 6.175%	USD 1,000,000,000	USD 220,528,000	105.382%
Telecom Italia Capital S.A. 1,250 USD millions 4.950%	USD 1,250,000,000	USD 721,695,000	105.462%
Telecom Italia Capital S.A. 1,400 USD millions 5.250%	USD 1,400,000,000	USD 634,797,000	108.523%

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 206 million euros (nominal value) as of September 30, 2013 and decreased by 24 million euros in comparison with December 31, 2012 (230 million euros).

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of September 30, 2013 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 3,290 million euros with the following detail:

•

1,481 million euros, due November 15, 2013;

•

284 million euros, due January 22, 2014;

•

557 million euros, due May 19, 2014;

•

577 million euros, due June 18, 2014;

•

391 million euros, due September 30, 2014.

The bonds issued by the Telecom Italia Group do not contain any financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group; furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and USA), the terms which regulate the bonds are in line with the market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans (negative pledges).

With reference to the loans received by Telecom Italia S.p.A. (“Telecom Italia”) from the European Investment Bank (“EIB”), we remind that following the downgrade to Baa3 undergone by Telecom Italia from Moody’s last February 11, 2013, the

EIB had performed a review of all the outstanding contracts (at that time for a total nominal amount of 3,350 million euros). The parties agreed to lightly modify the contracts with reference to the clauses of assets disposal, negative pledge and event of default cases. Furthermore additional costs (in terms of greater interest rate paid on each loan) have been defined at the expense of Telecom Italia from a minimum of 1 bp p.a. to a maximum of 56 bps p.a., according to the loan maturity. Finally, a clause has been inserted according to which should one or more medium/long term non subordinated debt and not guaranteed Telecom Italia credit rating of of be less than BBB- for Standard & Poor’s, Baa3 for Moody’s and BBB- for Fitch Ratings, the company shall communicate it immediately to the EIB, which will have the right to require the constitution of additional guarantees liking to the EIB itself, or Telecom Italia shall provide other kind of guarantee offering protection in manner, form and content adequate to the Bank, specifying a term for that establishment; in case of non-fulfilment by Telecom Italia to the EIB possible requirements, the EIB could demand the immediate repayment of the loan. We underline that following the Moody’s downgrade occurred on October 8, 2013, Telecom Italia has informed the Bank, as stated by the contract, and started a discussion with the Bank (in order to explore possible solutions).

With reference to the EIB loans not secured by bank guarantees for an amount of 1,458 million euros (out of a total of 2,970 million euros at September 30, 2013), the following covenants are applied:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contract, the EIB has the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its quality of creditor);

•

“Clause by inclusion” contemplated in the loan contracted on August 5, 2011 for the amount of 100 million euros and in the loan contracted on February 7, 2013 for the amount of 300 million euros: against more restrictive clauses (i.e. cross default clauses, financial covenants, commitments restricting the sale of goods) granted by the company in new financing agreements, the EIB will have the right to demand the constitution of guarantees or the amendment of the loan contract in order to have an equivalent treatment in favor of the EIB. This provision is not applied till the outstanding capital related to the subsidized loans does not exceed the amount of 500 million euros;

•

“Network Event” contemplated in the 300 million euros financing and in the 100 million euros financing guaranteed by SACE dated both February 7, 2013: against the disposal of the entire fixed network or of a substantial part of it (in any case more than half of quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB which has the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating.

The syndicated bank credit lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell assets of the company unless specific conditions exist (e.g. the sale at the fair market value). Covenants with basically the same content can be found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control:

•

Multi currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within 5 business days and the agent, on behalf of the lending banks, shall negotiate in good faith how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum eventually disbursed (currently equal to 1,500,000,000 euros) to the same. Conventionally, no change in control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who, at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders’ meetings or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholder’s agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the above two categories. Similar conditions in case of change of control are considered in Forward Start Facilities signed on May 24, 2012 and on March 25, 2013 for a total amount of 7,000,000,000 euros and that will enter into force on August 2014, at the maturity of the Multi currency revolving credit facility;

•

Revolving credit facility (200,000,000 euros). The agreement was signed between Telecom Italia and Unicredit S.p.A. on December 20, 2010 and envisages a discipline similar to that provided in the facility of August 1, 2005, although updated in order to consider the change in the shareholder’s agreement signed on April 28, 2007 and occurred on October 28, 2009. Therefore, there is not change of control in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired directly or indirectly (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., keeping unchanged the above mentioned provisions. Currently the facility is unused;

•

Bonds. The regulations covering the bonds issued under the EMTN Programs, by both Olivetti and Telecom Italia, and the loans denominated in US dollars, typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB.) for a total nominal amount of 2.95 billion euros:

-

the contracts signed by Telecom Italia with the EIB, for the amount of 2.25 billion euros, carry the obligation of promptly informing the Bank about changes regarding the Bylaws or the allocation of capital among the shareholders which can bring about a change in control. Failure to communicate this information to the Bank shall result in the termination of the contract. Furthermore, when a shareholder, who at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in ordinary shareholders’ meetings or, in any case, a number of shares such that it represents more than 50% of the share capital and, in the bank’s reasonable opinion, this fact could cause a detriment to the Bank or could compromise the execution of the loan project, the Bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the Bank has the right to terminate the contract;

-

the contracts signed by Telecom Italia with the EIB in 2011 and in 2013, for a total amount of 600 million euros, carry the obligation of promptly informing the Bank about any significant changes regarding the Bylaws or the shareholders. Failure to communicate this information to the Bank shall result in the termination of the contract. According to these contracts, there is change in control if a subject or a group of subjects acting in concert acquire the control of Telecom Italia, or of the entity controlling it directly or indirectly. There isn’t change in control in case the control is acquired directly or indirectly by (i) any shareholder of Telecom Italia that at the date of the contract holds directly or indirectly at least 13% of the voting rights in the ordinary shareholders’ meeting or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. or by their subsidiaries. In case of change in control, the EIB has the right to demand the repayment in advance of the loan;

-

the three contracts guaranteed and dated September 26, 2011 for a total amount of 200 million euros, as well as the loan contract dated February 7, 2013 guaranteed by SACE for the amount of 100 million euros, consider the “clause by inclusion” according to which in case Telecom Italia commits herself to maintain in other financing agreements financial covenants not present or more restrictive than those granted to the EIB, the Bank will have the right to demand the constitution of guarantees or the amendment of the loan contract in order to have an equivalent provision in favor of the EIB. This provision is not applied till the outstanding capital related to the subsidized loans does not exceed the amount of 500 million euros.

•

Senior Secured Syndicated Facility. The contract was signed in October 2011 between BBVA Banco Francés and Tierra Argentea S.A. (company fully-controlled by the Telecom Italia Group) for the amount of 312,464,000 Argentinean pesos and provides the repayment of the loan in 2016. Following a Waiver & Prepayment Agreement of March 6, 2013, the residual amount is equal to 55,164,000 Argentinean pesos (about 7 million euros). The loan is assisted by a bank guarantee at first call for its residual amount, while the two pledges set up on (i) 15,533,834 Telecom Argentina’s shares and (ii) 2,351,752 American Depositary Shares (ADS) representing of 117,588 preferred B shares of Nortel Inversora S.A. had been relieved. The covenants contractually provided, as negative covenants or financial covenants, are coherent with those of the syndicated credit facilities and with the local market practice; furthermore, there is a clause of change of control that comply the total repayment in advance of the loan in case the Telecom Group holds less than the 100% of Tierra Argentea S.A. or loses the control of the other Argentinean subsidiaries.

Furthermore, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios), as well as customary negative pledges clauses, worth the request for the repayment in advance of the loan.

Finally, as of September 30, 2013, no covenants, negative pledge clauses or other clauses regarding the above described debt position have been breached or violated in any way.

TELECOM ITALIA GROUP – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	9 months to	9 months to
	9/30/2013	9/30/2012

Acquisition of goods and services, other operating expenses, change in inventories:
Restructuring expenses	−	(13)
Sundry expenses	(85)	(11)
Employee benefits expenses:
Restructuring expenses	(21)	(17)
Impact on EBITDA	(106)	(41)
Gain (losses) on disposals of non-current assets:
Gains on disposals of non-current assets	4	21
Losses on disposals of non-current assets	(100)	−
Impairment reversals (losses) on non-current assets:
Impairment loss on Core Domestic goodwill	(2,187)	−
Writedowns of tangible assets for restructuring	−	(2)
Impact on EBIT	(2,389)	(22)
Other income (expenses) from investments:
Net losses on disposal of other investments	−	(2)
Finance expenses:
Miscellaneous finance expenses	−	(4)
Impact on profit (loss) before tax from continuing operations	(2,389)	(28)
Income taxes on non-recurring items	6	1
Income/(Expenses) relating to Discontinued operations	(6)	−
Impact on profit (loss) for the period	(2,389)	(27)

TELECOM ITALIA GROUP – EFFECTS ON KEY FINANCIAL AND OPERATING DATA ARISING FROM THE PROSPECTIVE ADOPTION OF IFRS 13 (FAIR VALUE MEASUREMENT)

On December 11, 2012, EC issued the Regulation EC n. 1255-2012 that endorsed in the EU the IFRS 13, which aims to improve consistency and comparability in fair value measurement through the so called “fair value hierarchy”. IFRS 13 should be adopted prospectively and does not extend the use of fair value accounting but provides guidance on how it should be applied.

In particular, the IFRS 13:

•

defines the concept of fair value;

•

establishes a single set of principles for all fair value measurements;

•

introduces specific disclosure requirements to be provided about the measurement of fair value.

Although many of the concepts set forth in IFRS 13 are consistent with current practice, some aspects of the new standard result in impacts on Telecom Italia Group, foremost among which is the effect due to the clarification introduced regarding the measurement of the non-performance risk in determining the fair value of derivative contracts. This risk includes both changes in the creditworthiness of the counterparty and of the Telecom Italia Group itself.

The application of IFRS 13 has resulted for the first nine months 2013 in a positive effect on the net result and equity attributable to owners of the Parent of 32 million euros.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2013 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2013-2015 period;

2. our ability to successfully achieve our debt reduction and other targets;

3. the increasing competition from global and local OTT (Over The Top) players (operators offering contents and services on the internet without owning its own proprietary telecommunications network infrastructure);

4. the continuing impact of increased competition in our markets, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets and our other principal markets;

5. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

6. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional voice business mainly due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

7. our ability to successfully implement our internet and broadband strategy;

8. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate, including recent changes to allowable charges for data and voice roaming;

9. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

10. as our services are technology-intensive, our ability to develop new technologies in order to avoid our services becoming non-competitive;

11. the impact of political developments in Italy and other countries in which we operate;

12. the impact of fluctuations in currency exchange and interest rates;

13. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil and Argentina), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil and Argentina);

15. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets; and

16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 7th, 2013

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager